UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Armstrong World Industries, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

04247X102

(CUSIP Number)

Clive D. Bode

Vice President

TPG Capital, L.P.

301 Commerce Street, Suite 3300

Fort Worth, Texas 76102

(817) 871-4000

Copy to:

Victor Lewkow

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York City, NY 10006

(212) 225-2000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

September 3, 2009

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04247X102

1.	Names of Reporting Persons. TPG Advisors V, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. Sole Voting Power 0
8. Shared Voting Power 36,981,480 (see Item 5)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 7,000,000 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,981,480 (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 64.5%*
14.	Type of Reporting Person (See Instructions) CO

*	The calculation is based on 57,347,726 shares of Issuer Common Stock outstanding as of September 1, 2009, which figure is based on information provided by the Issuer.

CUSIP No. 04247X102

1.	Names of Reporting Persons. TPG Advisors VI, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. Sole Voting Power 0
8. Shared Voting Power 36,981,480 (see Item 5)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 7,000,000 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,981,480 (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 64.5%*
14.	Type of Reporting Person (See Instructions) CO

*	The calculation is based on 57,347,726 shares of Issuer Common Stock outstanding as of September 1, 2009, which figure is based on information provided by the Issuer.

CUSIP No. 04247X102

1.	Names of Reporting Persons. David Bonderman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. Sole Voting Power 0
8. Shared Voting Power 36,981,480 (see Item 5)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 7,000,000 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,981,480 (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 64.5%*
14.	Type of Reporting Person (See Instructions) IN

*	The calculation is based on 57,347,726 shares of Issuer Common Stock outstanding as of September 1, 2009, which figure is based on information provided by the Issuer.

CUSIP No. 04247X102

1.	Names of Reporting Persons. James G. Coulter
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. Sole Voting Power 0
8. Shared Voting Power 36,981,480 (see Item 5)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 7,000,000 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,981,480 (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 64.5%*
14.	Type of Reporting Person (See Instructions) IN

*	The calculation is based on 57,347,726 shares of Issuer Common Stock outstanding as of September 1, 2009, which figure is based on information provided by the Issuer.

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D originally filed by the Reporting Persons on August 11, 2009 (the “Original Schedule 13D” and, as amended by this Amendment No. 1, the “Schedule 13D”) relating to Issuer Common Stock. Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 1 shall have the meaning assigned to such term in the Original Schedule 13D.

Item 2.	Identity and Background

This Amendment No. 1 supplements and amends Item 2 of the Schedule 13D by replacing the third and fourth paragraphs with the following:

Advisors VI is the sole general partner of each of TPG FOF VI SPV, L.P., a Delaware limited partnership (“TPG FOF VI”), and TPG GenPar VI, L.P., a Delaware limited partnership (“TPG GenPar VI”), which in turn is the sole general partner of TPG Partners VI, L.P., a Delaware limited partnership (“TPG Partners VI”).

Advisors V is the sole general partner of TPG GenPar V, L.P., a Delaware limited partnership (“TPG GenPar V”), which in turn is the sole general partner of each of TPG FOF V-A, L.P., a Delaware limited partnership (“TPG FOF V-A”), TPG FOF V-B, L.P., a Delaware limited partnership (“TPG FOF V-B”), and TPG Partners V, L.P., a Delaware limited partnership (“TPG Partners V” and, together with TPG Partners VI, the “TPG Partners”). TPG Partners V is in turn the managing member of Armor TPG Holdings LLC, a Delaware limited liability company (“Armor”), whose membership interests are, collectively, wholly owned by TPG Partners V, TPG Partners VI, TPG FOF V-A, TPG FOF V-B and TPG FOF VI (collectively, the “TPG Funds” and, collectively with their affiliates, “TPG”).

Item 3.	Source and Amount of Funds or Other Consideration

This Amendment No. 1 amends and restates Item 3 of the Schedule 13D in its entirety as set forth in the following:

The TPG Partners and Armstrong World Industries, Inc. Asbestos Personal Injury Settlement Trust, a Delaware trust (the “Trust”), entered into a Purchase and Sale Agreement, dated as of August 10, 2009, attached hereto as Exhibit 2 (the “Purchase and Sale Agreement”), pursuant to which the TPG Partners agreed to (i) purchase 7,000,000 shares of Issuer Common Stock (the “Initial Shares”) at a price of $22.31 per share in cash (the “Per Share Price”) and (ii) simultaneously with the purchase and sale of the Initial Shares, enter into with the Trust (x) a Prepaid Share Forward Confirmation (the “Confirmation”), substantially in the form attached as Exhibit B to the Purchase and Sale Agreement, pursuant to which the TPG Partners will purchase from the Trust the economic interest in the equivalent of an additional 1,039,777 shares of Issuer Common Stock (the “Initial Interests” and, together with the Initial Shares, the “Initial Investment”) at the Per Share Price, subject to the ISDA 2002 Master Agreement and the collateral annex referred to therein, to be cash-settled on the third currency business day following the 20th scheduled trading day beginning on November 4, 2013, with an option of the Trust to physically settle at its election and (y) the collateral annex (the “Collateral Annex”) referred to in the Confirmation, substantially in the form attached as Exhibit C to the Purchase and Sale Agreement, pursuant to which the Trust will pledge 1,039,777 shares of Issuer Common Stock as collateral for its obligations under the Confirmation. As contemplated by the Purchase and Sale Agreement and as previously disclosed, the TPG Partners intended to assign their rights to purchase the Initial Investment to a newly established subsidiary of the TPG Partners.

On August 28, 2009 (the “Closing Date”), the TPG Partners assigned to Armor, and Armor assumed, the rights and obligations of the TPG Partners under the Purchase and Sale Agreement, including the right to purchase the Initial Shares and enter into the Confirmation and related agreements, including the Collateral Annex, with respect to the purchase of the Initial Interests. Thereafter, on the Closing Date, Armor purchased from the Trust the Initial Shares at the Per Share Price pursuant to the Purchase and Sale Agreement and entered into the Confirmation, attached hereto as Exhibit 7, and the Collateral Annex, attached hereto as Exhibit 8, with respect to the purchase of the Initial Interests. The aggregate consideration for the purchase of the Initial Shares and the Initial Interests was approximately $180 million in cash. The funds required for the purchase of the Initial Investment were provided by the TPG Funds, which obtained such funds from equity contributions of the limited partners of the TPG Funds. With respect to the Tender Offer (as defined in Item 4 below) commenced by Armor on September 3, 2009, the purchase price for any shares of Issuer Common Stock accepted for payment pursuant to the terms of the Tender Offer will also be funded by the TPG Funds, which will obtain such funds from equity contributions of the limited partners of the TPG Funds.

References to and descriptions of the Purchase and Sale Agreement, the Confirmation and the Collateral Annex set forth above in this Item 3 do not purport to be complete and are qualified in their entirety by reference to the full text of each of the Purchase and Sale Agreement attached hereto as Exhibit 2, the Confirmation attached hereto as Exhibit 7 and the Collateral Annex attached hereto as Exhibit 8, and each is incorporated herein by this reference.

Item 4.	Purpose of Transaction

This Amendment No. 1 supplements and amends Item 4 of the Schedule 13D by:

(1) replacing each reference to “TPG Funds” in Item 4 of the Schedule 13D with “TPG Partners”;

(2) replacing the second paragraph under the heading “Tender Offer” with the following:

The Tender Offer was commenced on September 3, 2009, on which date Armor filed a Tender Offer Statement on Schedule TO (the “Schedule TO”) with the Securities and Exchange Commission (the “SEC”) with respect to the Tender Offer. The description of the Tender Offer contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of Issuer Common Stock. The Tender Offer is being made solely by the Schedule TO (including an offer to purchase and a related letter of transmittal). These documents contain important information about the Tender Offer and stockholders of AWI are urged to read them carefully and in their entirety. These documents will be made available at no expense to stockholders of AWI and are also available at the SEC’s website at www.sec.gov. All references to and descriptions of the Tender Offer in this Schedule 13D are qualified in their entirety by reference to the full text of the Schedule TO and the exhibits thereto (including, without limitation, the Offer to Purchase, included as Exhibit (a)(1)(A) thereto and attached hereto as Exhibit 9 (the “Offer to Purchase”)) and are hereby incorporated herein by this reference.

(3) replacing the paragraph under the heading “Shareholders’ Agreement” with the following:

On the Closing Date, simultaneously with the purchase and sale of the Initial Investment, Armor and the Trust entered a Shareholders’ Agreement attached hereto as Exhibit 6 (the “Shareholders’ Agreement”), which provides for certain rights and obligations between the parties thereto.

(4) replacing the two paragraphs under the heading “Composition of AWI’s Board of Directors” in their entirety with the following:

The full text of the description under the heading Shareholders’ Agreement—Composition of AWI’s Board of Directors in Section 12 (“Relationships, Agreements and Transactions with AWI or Its Affiliates; Plans for AWI”) of the Offer to Purchase is hereby incorporated herein by this reference.

(5) replacing the last paragraph under the heading “General” with the following:

References to and descriptions of the Purchase and Sale Agreement, the Shareholders’ Agreement, the Confirmation, the NDA, the Charter, the Schedule TO and the Offer to Purchase set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of each of the Purchase and Sale Agreement attached hereto as Exhibit 2, the Shareholders’ Agreement attached hereto as Exhibit 6, the Confirmation attached hereto as Exhibit 7, the NDA attached hereto as Exhibit 3, the Charter attached hereto as Exhibit 4, the Schedule TO, and the Offer to Purchase attached hereto as

Exhibit 9 (including, without limitation, Sections 11 and 12 thereof), and each is incorporated herein by this reference.

Item 5.	Interest in Securities of the Issuer

This Amendment No. 1 supplements and amends Item 5(a)-(b) of the Schedule 13D by replacing the second and third paragraphs of Item 5(a)-(b) of the Schedule 13D with the following:

As a result of the consummation of the Purchase and Sale Agreement, Armor directly holds as of the Closing Date an aggregate of 7,000,000 shares of Issuer Common Stock, which represents approximately 12.2% of the outstanding shares of Issuer Common Stock. Through their respective affiliations with Armor, as described in greater detail in Item 2 above, each of the Reporting Persons may be deemed to have acquired dispositive power with respect to the 7,000,000 shares of Issuer Common Stock held by Armor.

Item 7.	Material to be Filed as Exhibits

This Amendment No. 1 amends and restates Item 7 of the Schedule 13D as set forth below:

Exhibit Number	Description of Exhibits

1.	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act, dated as of July 3, 2008, by and among TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors IV, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors II, Inc., Tarrant Advisors, Inc., Tarrant Capital Advisors, Inc., TPG Asia Advisors II, Inc., TPG Asia Advisors V, Inc., TPG Olympic Advisors, Inc., David Bonderman and James G. Coulter (incorporated by reference to Exhibit 1 to the Schedule 13D filed on August 10, 2009 by TPG Advisors V, Inc., David Bonderman and James G. Coulter).

2.	Purchase and Sale Agreement, dated as of August 10, 2009, by and between TPG Partners V, L.P., TPG Partners VI, L.P. and Armstrong World Industries, Inc. Asbestos Personal Injury Settlement Trust, including, as Exhibit A, Form of Shareholders’ Agreement, to be entered into by and among TPG Partners V, L.P., TPG Partners VI, L.P., and Armstrong World Industries, Inc. Asbestos Personal Injury Settlement Trust, as Exhibit B, Form of Prepaid Share Forward Confirmation, to be entered into by and among TPG Partners V, L.P., TPG Partners VI, L.P. and Armstrong World Industries, Inc. Asbestos Personal Injury Settlement Trust, and as Exhibit C, Form of Collateral Annex, to be entered into by and among TPG Partners V, L.P., TPG Partners VI, L.P. and Armstrong World Industries, Inc. Asbestos Personal Injury Settlement Trust (incorporated by reference to Exhibit 2 to the Schedule 13D filed on August 11, 2009 by TPG Advisors V, Inc., TPG Advisors VI, Inc., David Bonderman and James G. Coulter).

3.	Non-Disclosure Agreement, dated as of July 30, 2009, by and between Armstrong World Industries, Inc. and TPG Capital, L.P., including Form of Undertaking delivered as of August 10, 2009 (incorporated by reference to Exhibit 3 to the Schedule 13D filed on August 11, 2009 by TPG Advisors V, Inc., TPG Advisors VI, Inc., David Bonderman and James G. Coulter).

4.	Amended and Restated Articles of Incorporation of Armstrong World Industries, Inc. (incorporated by reference to Exhibit 3.2 of the Current Report on Form 8-K filed by Armstrong World Industries, Inc. with the SEC on October 2, 2006).

5.	Text of Press Release issued on August 11, 2009 (incorporated by reference to Exhibit 5 to the Schedule 13D filed on August 11, 2009 by TPG Advisors V, Inc., TPG Advisors VI, Inc., David Bonderman and James G. Coulter).

6.	Shareholders’ Agreement dated as of August 28, 2009 by and between Armor TPG Holdings LLC and Armstrong World Industries, Inc. Asbestos Personal Injury Settlement Trust (incorporated by reference to Exhibit (d)(3) to the Schedule TO filed on September 3, 2009 by Armor TPG Holdings LLC, TPG Partners V, L.P., TPG FOF V-A, L.P., TPG FOF V-B, L.P., TPG Partners VI, L.P., TPG FOF VI SPV, L.P., TPG Advisors V, Inc. and TPG Advisors VI, Inc.).

7.	Prepaid Share Forward Confirmation dated as of August 28, 2009 by and between Armor TPG Holdings LLC and Armstrong World Industries, Inc. Asbestos Personal Injury Settlement Trust (incorporated by reference to Exhibit (d)(4) to the Schedule TO filed on September 3, 2009 by Armor TPG Holdings LLC, TPG Partners V, L.P., TPG FOF V-A, L.P., TPG FOF V-B, L.P., TPG Partners VI, L.P., TPG FOF VI SPV, L.P., TPG Advisors V, Inc. and TPG Advisors VI, Inc.).

8.	Collateral Annex dated as of August 28, 2009 by and between Armor TPG Holdings LLC and Armstrong World Industries, Inc. Asbestos Personal Injury Settlement Trust (incorporated by reference to Exhibit (d)(5) to the Schedule TO filed on September 3, 2009 by Armor TPG Holdings LLC, TPG Partners V, L.P., TPG FOF V-A, L.P., TPG FOF V-B, L.P., TPG Partners VI, L.P., TPG FOF VI SPV, L.P., TPG Advisors V, Inc. and TPG Advisors VI, Inc.).

9.	Offer to Purchase for Cash up to 4,435,935 Shares of Common Stock of Armstrong World Industries, Inc. at $22.31 Net Per Share by Armor TPG Holdings LLC (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed on September 3, 2009 by Armor TPG Holdings LLC, TPG Partners V, L.P., TPG FOF V-A, L.P., TPG FOF V-B, L.P., TPG Partners VI, L.P., TPG FOF VI SPV, L.P., TPG Advisors V, Inc. and TPG Advisors VI, Inc.)

10.	Text of Press Release issued on September 3, 2009 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO filed on September 3, 2009 by Armor TPG Holdings LLC, TPG Partners V, L.P., TPG FOF V-A, L.P., TPG FOF V-B, L.P., TPG Partners VI, L.P., TPG FOF VI SPV, L.P., TPG Advisors V, Inc. and TPG Advisors VI, Inc.).

11.	Authorization and Designation Letter, dated September 1, 2009, by David Bonderman.

12.	Authorization and Designation Letter, dated September 1, 2009, by James G. Coulter.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: September 3, 2009

TPG ADVISORS V, INC.

By:	/s/ Clive D. Bode

Name:	Clive D. Bode
Title:	Vice President

TPG ADVISORS VI, INC.

By:	/s/ Clive D. Bode
Name:	Clive D. Bode
Title:	Vice President

David Bonderman

By:	/s/ Clive D. Bode
Clive D. Bode, on behalf of David Bonderman (1)

James G. Coulter

By:	/s/ Clive D. Bode
Clive D. Bode, on behalf of James G. Coulter (2)

(1) Clive D. Bode is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated September 1, 2009, attached hereto as Exhibit 11.

(2) Clive D. Bode is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated September 1, 2009, attached hereto as Exhibit 12.